

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 22, 2008

Ralph A. Beattie
Executive Vice President and Chief Financial Officer
Capital Senior Living Corporation
14160 Dallas Parkway, Suite 300
Dallas, Texas 75254

      RE: Capital Senior Living Corporation
              Form 10-K for the year ended December 31, 2007
              Filed March 12, 2008
              File No. 001-13445

Dear Mr. Beattie:

      We have completed our review of your Form 10-K and have no further comments at this time.

                    Sincerely,

                    Larry Spirgel
                    Assistant Director